06009634

ES
;E COMMISSION
Washington, D.C. 20549

AB 8/4

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling & Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave.
(No. and Street)

Farmington CT 06032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling Jr. 860-676-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street Hartford CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent J. Dowling Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BARBARA C. HOWARD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2010

[signature]
Notary Public

[signature]
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2005 and 2004

Dowling & Partners Securities, LLC
Index to Statement of Financial Condition
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Members of
Dowling & Partners Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC at December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2006

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 16,394,003	$ 22,991,583
Deposits with clearing organization	250,000	206,339
Commissions receivable	777,358	735,759
Syndicate designation receivable	2,015,019	605,797
Securities owned, at fair value (Note 2)	7,619,415	5,008,097
Fixed assets (Note 3)	198,868	282,211
Other assets	219,339	428,410
Total	$ 27,474,002	$ 30,258,196
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 6,006,638	$ 4,823,368
Accounts payable and accrued expenses	502,268	569,112
Distribution payable to Parent Company	4,928,096	7,858,447
Deferred revenue	37,000	27,119
Securities sold not yet purchased	-	980,150
Total liabilities	11,474,002	14,258,196
Member equity	16,000,000	16,000,000
Total	$ 27,474,002	$ 30,258,196

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). Dowling & Partners Securities initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of the month and consist of corporate stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. Fair values are based upon quoted market prices.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition. Actual results could differ from those estimates.

Income Taxes
The Company made an election to be taxed as a Partnership for income tax purposes. This election provides for net income or loss of the Company to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of the following as of December 31:

	2005		2004	
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
Marketable equities securities	$ 7,066,266	$ -	$ 5,008,097	$ 980,150
Mutual funds	309,220	-	-	-
Treasury bonds	243,929	-	-	-
	$ 7,619,415	$ -	$ 5,008,097	$ 980,150

3. Fixed Assets

Fixed assets consist of the following at December 31:

	2005	2004
Equipment	$ 740,379	$ 662,075
Furniture and fixtures	453,590	452,039
Leasehold improvements	17,390	14,857
	1,211,359	1,128,971
Accumulated depreciation	(1,012,491)	(846,760)
Total	$ 198,868	$ 282,211

4. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2005 and 2004, uninsured cash and cash equivalent balances aggregated $16,294,003 and $22,891,583, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom they conduct business. The Company maintains a required deposit of at least $250,000 ($250,000 as of December 31, 2005) held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

5. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

At December 31, 2005, the Company had net capital of $13,760,946 and a minimum net capital requirement of $677,826. The ratio of aggregate indebtedness to net capital was .74 to 1 at December 31, 2005.

6. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Company's members. Rent expense for this lease amounted to $207,328 and $213,880 during 2005 and 2004, respectively.

7. Commitments

Lease Commitments
The Company leases certain of its offices under operating leases which contain renewal options for periods up to five years at the then fair market rents. Rent expense under these leases was approximately $320,090 for the year ended December 31, 2005.

As of December 31, 2005, future minimum lease payments under noncancellable leases were:

Year	Amount
2006	$ 312,571
2007	324,581
2008	305,410
2009	275,922
2010	214,062
2011	53,779
	$ 1,486,325

Dowling & Partners Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2005

SCHEDULE I

Net capital	
Capital	$ 16,000,000
Discretionary liability	1,306,624
Total capital and allowable credits	17,306,624
Less nonallowable assets	
Fixed assets	(198,868)
Other assets	(2,087,089)
Net capital before haircuts	15,020,667
Haircuts on securities including undue concentration	(1,259,721)
Net capital	13,760,946
Less net capital requirement (greater of $677,826 (6-2/3% of aggregate indebtedness) or $100,000)	677,826
Net capital in excess of requirements	$ 13,083,120
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2005	
Total liabilities	$ 11,474,002
Exclusions from aggregate indebtedness	
Discretionary liability	1,306,624
Securities sold, but not yet purchased	-
Aggregate indebtedness	$ 10,167,378
Ratio of aggregate indebtedness to net capital	74.00 %

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2005.